UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

AAON, Inc.
(Exact name of registrant as specified in its charter)

Nevada	0-18953
(State or other jurisdiction of incorporation)	(Commission file number)

2425 South Yukon, Tulsa, Oklahoma	74107
(Address of principal executive offices)	(Zip code)

Rebecca Thompson (918) 583-2266
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2025.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of AAON, Inc.'s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at aaon.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AAON, Inc.
(Registrant)

/s/ Andy Cheung	May 29, 2026
Chung Kin Cheung (“Andy Cheung”) Chief Financial Officer	(Date)